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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        IMPAC COMMERCIAL HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                    IMPAC COMMERCIAL HOLDINGS, INC. (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (44968J 106)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RANDAL A. NARDONE
                     CHIEF OPERATING OFFICER AND SECRETARY
                              FIC MANAGEMENT, INC.
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212)798-6100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:

                               J. GREGORY MILMOE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                                 APRIL 24, 2000
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION: $11,617,110*       AMOUNT OF FILING FEE: $2,323

* FOR PURPOSES OF CALCULATING FEE ONLY. ASSUMES THE PURCHASE OF 2,020,367 SHARES
                              AT $5.75 PER SHARE.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:  Not applicable  Form or Registration No.:  Not applicable
  Filing Party:            Not applicable  Date Filed:                Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO")
relates to the offer by Impac Commercial Holdings, Inc., a Maryland corporation ("Impac"), to purchase up to 2,020,367 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share (the "Common Stock") at a purchase price of $5.75 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 7, 1998, between Impac and BankBoston N.A., net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased may be increased to 2,222,403 shares of Common Stock.

     All information in the Offer to Purchase filed as Exhibit (a)(1) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The issuer of the securities to which this Schedule TO relates is Impac Commercial Holdings, Inc., a Maryland corporation, and the address of its principal executive office, and its mailing address, is c/o FIC Management, Inc., 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019. The telephone number of its principal executive office is (212) 798-6100.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(2) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (d) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) and (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(3) Not applicable.

ITEM 12.  EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)   Form of Offer to Purchase dated April 24, 2000.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees dated April 24, 2000.
(a)(5)   Form of Letter to Clients from Brokers, Dealers, Commercial
         Banks, Trust Companies and other Nominees dated April 24,
         2000.
(a)(6)   Guidelines for Certification of Taxpayer Identification.
(a)(7)   Press release dated April 24, 2000.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMPAC COMMERCIAL HOLDINGS, INC.

                                          By: /s/   RANDAL A. NARDONE
                                            ------------------------------------
                                                     Randal A. Nardone
                                                  Chief Operating Officer
                                                       and Secretary

Dated: April 24, 2000